[GRUPO PAO DE ACUCAR logo]                                           Page 1 of 2
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                   Companhia Brasileira de Distribuicao (CBD)
                   announces September 2003 sales performance



Sao Paulo, Brazil, October 14, 2003 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) announced sales performance (preliminary and non-audited) of September 2003. The information is presented based on consolidated figures and in Reais, in accordance with the Corporate Law method.


In September 2003, the Company presented gross sales of R$ 959.4 million and net sales of R$ 809.6 million, with a growth of 7.8% and 7.0%, respectively, compared to the same period of 2002.


On a same store basis, September registered a 4.4% growth, with the impact of the unfavorable calendar, which had one Sunday less than the same period of last year. Our estimate was that the calendar factor had a negative impact of around 2-3 percentage points over the same store sales. Food products registered a growth of 4.7%, while the non-food products presented an evolution of 2.9%, after 5 months of negative performance.


In the 3rd quarter 2003, CBD presented gross sales of R$ 2,989.1 million and net sales of R$ 2,522.7 million, with an increase of 9.7% and 9.3%, respectively, compared to the same period of 2002. In the quarter, "same store" net sales had a positive performance of 5.1%. The hypermarkets division had the best performance within the Company's formats.



                               Sales Performance

                9-02   10-02   11-02   12-02   1-03    2-03    3-03    4-03    5-03    6-03    7-03    8-03    9-03
                ----   -----   -----   -----   ----    ----    ----    ----    ----    ----    ----    ----    ----
Same Store      2.6%    8.6%   11.7%    7.0%   10.0%   12.5%    4.0%   20.0%    8.0%    5.0%   5.0%     6.6%   4.4%*
Total Stores   22.6%   27.4%   28.6%   18.8%   23.6%   26.5%   17.8%   36.1%   22.8%   20.1%   9.7%    10.9%   7.0%*

Note: Same stores sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance registered a decrease of 5.4% compared to September 2002. On a same store basis, the performance was -9.3%.

[GRUPO PAO DE ACUCAR logo]                                           Page 2 of 2
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COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)  THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                         Doris Pompeu
Investors Relations Director                Tel: (11) 3848 0887 ext. 208
Daniela Sabbag                              Email: doris.pompeu@thomsonir.com.br
Financial Analyst
Tel: (11) 3886 0421 Fax: (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br
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                     Website: http://www.cbd-ri.com.br/eng
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  The statements contained in this release referring to the perspective for the
  Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.

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